Exhibit 99.2

Consolidated Financial Statements
BRP Inc.
For the years ended January 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of BRP Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of BRP Inc. and subsidiaries (the “Company”) as of January 31, 2023, and 2022, the related consolidated statements of net income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended January 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023, and 2022, and its financial performance and its cash flows for each of the two years in the period ended January 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of January 31, 2023, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue — Refer to Note 2n and 23 to the financial statements
Critical Audit Matter Description
The Company’s revenue consists of transactions sourced from multiple order entry systems and databases. The Company’s information technology (IT) environment is complex and includes multiple IT systems that are used to process revenue-related data and the Company relies on the output of these systems to process and record its revenue transactions.
Given the Company’s systems to process and record revenue are highly automated, there are potential risks arising from the capture, processing and transfer of data accurately and completely between the various IT systems. As such, auditing revenue resulted in an increased extent of audit effort and the nature of audit procedures were designed to include information outside of the IT systems.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s IT systems, software applications and automated controls used to process revenue transactions included the following, among others:

•	With the assistance of IT specialists,
○	Assessed the general computer and automated controls for relevant IT systems used to process revenue transactions;

○	Assessed the interface configuration between certain relevant IT systems to determine that information transferred is accurate and complete; and

○	Evaluated the service auditor reports on which the Company relies.

•	Selected a sample of revenue transactions and performed the following:
○	Compared revenue from the IT system to the customer confirmation and cash receipts;

○	Matched revenues from the IT system to the approved pricing outside of the IT system;

○	Compared revenue selections to the third-party bill of lading; and

○	Evaluated the reasonableness of manual journal entries posted to revenues in the general ledger.

/s/ Deloitte LLP
Chartered Professional Accountants
Montréal, Canada
March 22, 2023
We have served as the Company’s auditor since 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of BRP Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of BRP Inc. and subsidiaries (the “Company”) as of January 31, 2023, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 31, 2023, of the Company and our report dated March 22, 2023, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Montréal, Canada
March 22, 2023

BRP Inc.
CONSOLIDATED STATEMENTS OF NET
INCOME

[in millions of Canadian dollars, except per share data]

		Years ended
	Notes	January 31, 2023	January 31, 2022

Revenues	23	$10,033.4	$7,647.9
Cost of sales		7,534.0	5,515.7
Gross profit		2,499.4	2,132.2

Operating expenses
Selling and marketing		433.8	393.9
Research and development		367.7	289.8
General and administrative		341.1	271.0
Other operating income	26	(10.3)	(9.5)
Total operating expenses		1,132.3	945.2
Operating income		1,367.1	1,187.0

Financing costs	27	114.8	128.9
Financing income	27	(6.0)	(3.8)
Foreign exchange (gain) loss on long-term debt		92.4	(14.8)
Income before income taxes		1,165.9	1,076.7
Income tax expense	28	300.5	282.1
Net income		$865.4	$794.6

Attributable to shareholders		$863.9	$793.9

Attributable to non-controlling interest		$1.5	$0.7

Basic earnings per share	22	$10.88	$9.57

Diluted earnings per share	22	$10.67	$9.31

 The
a
ccompanying notes are an integral part of these consolidated financial statements.

5

BRP Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2023	January 31, 2022

Net income		$865.4	$794.6

Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges		31.6	11.5
Net changes in unrealized gain (loss) on translation of foreign operations		11.5	(38.7)
Income tax expense		(8.4)	(2.6)
		34.7	(29.8)

Items that will not be reclassified subsequently to net income
Actuarial gains on defined benefit pension plans	18	63.8	63.8
Loss on fair value of restricted investments		(1.6)	(0.2)
Income tax expense		(15.7)	(18.1)
		46.5	45.5
Total other comprehensive income		81.2	15.7
Total comprehensive income		$946.6	$810.3

Attributable to shareholders		$944.2	$809.9

Attributable to non-controlling interest		$2.4	$0.4
 The accompanying notes are an integral part of these consolidated financial statements.

6

BRP Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[in millions of Canadian dollars]
As at

	Notes	January 31, 2023	January 31, 2022

Cash and cash equivalents		$202.3	$265.8
Trade and other receivables	6	655.0	465.7
Income taxes and investment tax credits receivable		43.9	31.6
Other financial assets	7	122.6	73.6
Inventories	8	2,290.1	1,691.3
Other current assets	9	66.7	140.1
Total current assets		3,380.6	2,668.1

Investment tax credits receivable		21.5	24.4
Other financial assets	7	69.3	53.2
Property, plant and equipment	10	1,810.4	1,441.9
Intangible assets	11	741.3	494.9
Right-of-use assets	12	180.3	132.7
Deferred income taxes	28	257.9	212.8
Other non-current assets	9	3.3	2.9
Total non-current assets		3,084.0	2,362.8

Total assets		$6,464.6	$5,030.9

Bank overdraft		$29.0	$—
Trade payables and accruals	14	1,548.2	1,622.9
Provisions	15	544.7	328.1
Other financial liabilities	16	90.7	152.3
Income tax payable		81.3	135.7
Deferred revenues		85.3	247.9
Current portion of long-term debt	17	59.4	103.1
Current portion of lease liabilities	12	44.7	29.4
Total current liabilities		2,483.3	2,619.4

Long-term debt	17	2,730.8	1,937.4
Lease liabilities	12	152.2	117.5
Provisions	15	120.5	86.2
Other financial liabilities	16	59.8	34.0
Deferred revenues		141.5	107.3
Employee future benefit liabilities	18	158.0	220.2
Deferred income taxes	28	58.9	22.4
Other non-current liabilities		19.5	19.3
Total non-current liabilities		3,441.2	2,544.3
Total liabilities		5,924.5	5,163.7

Equity (deficit)		540.1	(132.8)

Total liabilities and equity (deficit)		$6,464.6	$5,030.9
 The accompanying notes are an integral part of these consolidated financial statements.

7

BRP Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[in millions of Canadian dollars]
For the year ended January 31, 2023

	Attributed to shareholders
	Capital Stock (Note 19)	Contributed surplus	Retained earnings (losses )	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity (deficit)
Balance as at January 31, 2022	$260.6	$(3.2)	$(404.3)	$(2.9)	$14.2	$(135.6)	$2.8	$(132.8)
Net income	—	—	863.9	—	—	863.9	1.5	865.4
Other comprehensive income	—	—	46.5	10.6	23.2	80.3	0.9	81.2
Total comprehensive income	—	—	910.4	10.6	23.2	944.2	2.4	946.6
Dividends (Note 19)	—	—	(50.8)	—	—	(50.8)	—	(50.8)
Issuance of subordinate shares	15.4	(4.6)	—	—	—	10.8	—	10.8
Repurchase of subordinate shares (Note 19)	(20.2)	47.2	(279.8)	—	—	(252.8)	—	(252.8)
Stock-based compensation	—	19.4 [a]	—	—	—	19.4	—	19.4
Non-controlling interest arising on business combination (Note 5)	—	—	—	—	—	—	20.4	20.4
Obligation to repurchase a non-controlling interest (Note 5)	—	—	—	—	—	—	(20.4)	(20.4)
Other	—	—	—	(0.3)	—	(0.3)	—	(0.3)

Balance as at January 31, 2023	$255.8	$58.8	$175.5	$7.4	$37.4	$534.9	$5.2	$540.1

[a]
Includes $0.1 million of income tax expense.
For the year ended January 31, 2022

	Attributed to shareholders
	Capital Stock (Note 19)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2021	$210.4	$(154.0)	$(575.9)	$35.5	$5.3	$(478.7)	$3.8	$(474.9)
Net income	—	—	793.9	—	—	793.9	0.7	794.6
Other comprehensive income (loss)	—	—	45.5	(38.4)	8.9	16.0	(0.3)	15.7
Total comprehensive income (loss)	—	—	839.4	(38.4)	8.9	809.9	0.4	810.3
Dividends (Note 19)	—	—	(43.1)	—	—	(43.1)	—	(43.1)
Issuance of subordinate shares	86.1	(21.1)	—	—	—	65.0	—	65.0
Repurchase of subordinate shares (Note 19)	(35.9)	152.8	(624.7)	—	—	(507.8)	—	(507.8)
Stock-based compensation	—	19.1 [a]	—	—	—	19.1	—	19.1
Other	—	—	—	—	—	—	(1.4)	(1.4)

Balance as at January 31, 2022	$260.6	$(3.2)	$(404.3)	$(2.9)	$14.2	$(135.6)	$2.8	$(132.8)

[a]
Includes $1.4 million of income tax recovery.
 The accompanying notes are an integral part of these consolidated financial statements.

8

BRP Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[in millions of Canadian dollars]

		Years ended
	Notes	January 31, 2023	January 31, 2022

OPERATING ACTIVITIES
Net income		$865.4	$794.6
Non-cash and non-operating items:
Depreciation expense		310.4	273.6
Income tax expense	28	300.5	282.1
Foreign exchange (gain) loss on long-term debt		92.4	(14.8)
Interest expense and transaction costs	27	110.7	101.0
Other		8.0	31.0
Cash flows generated from operations before changes in working capital		1,687.4	1,467.5
Changes in working capital:
Increase in trade and other receivables		(166.3)	(168.9)
Increase in inventories		(513.9)	(647.8)
Decrease (increase) in other assets		43.2	(157.5)
(Decrease) increase in trade payables and accruals		(108.2)	355.9
Decrease in other financial liabilities		(35.7)	(47.1)
Increase (decrease) in provisions		239.5	(4.4)
(Decrease) increase in other liabilities		(147.9)	151.5
Cash flows generated from operations		998.1	949.2
Income taxes paid, net of refunds		(348.6)	(179.2)
Net cash flows generated from operating activities		649.5	770.0

INVESTING ACTIVITIES
Additions to property, plant and equipment	10	(601.0)	(628.9)
Additions to intangible assets	11	(58.4)	(68.8)
Business combinations, net of acquired cash	5	(208.2)	—
Other		14.2	10.0
Net cash flows used in investing activities		(853.4)	(687.7)

FINANCING ACTIVITIES
Increase in bank overdraft		29.0	—
Issuance of long-term debt	17	920.9	409.9
Long-term debt amendment fees	17	(22.0)	(19.8)
Repayment of long-term debt	17	(251.9)	(779.4)
Repayment of lease liabilities	12	(35.4)	(35.3)
Interest paid		(100.7)	(53.2)
Issuance of subordinate voting shares		10.8	65.0
Repurchase of subordinate voting shares	19	(305.5)	(682.7)
Dividends paid	19	(50.8)	(43.1)
Other		(4.1)	(4.1)
Net cash flows generated from (used in) financing activities		190.3	(1,142.7)
Effect of exchange rate changes on cash and cash equivalents		(49.9)	0.5
Net decrease in cash and cash equivalents		(63.5)	(1,059.9)
Cash and cash equivalents at the beginning of year		265.8	1,325.7
Cash and cash equivalents at the end of year		$202.3	$265.8
The accompanying notes are an integral part of these consolidated financial statements.

9

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS
BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.
BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain
vehicles,
side-by-side
vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services.
Following the acquisitions of Pinion GmbH (“Pinion”) and substantially all the assets related to the powersports business of Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. located in Shawinigan, Quebec (“KA Shawinigan”), the Company created a new Low Voltage & Human Assisted Group (“LVHA”). The creation of LVHA is intended to allow the Company to pursue its growth strategy with low voltage and human assisted product categories at the intersection of mobility, recreation and utility.
The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.
The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation
These consolidated financial statements for the years ended January 31, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
These consolidated financial statements have been prepared on a historical cost basis except for certain transactions that are measured using a different basis as explained below in the significant accounting policies section.
On March 22, 2023, the Board of Directors of the Company approved these consolidated financial statements for the years ended January 31, 2023 and 2022.

b)	Basis of consolidation
These consolidated financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling
interest of 25% is recorded upon consolidation, BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling
interest of 20% is recorded upon consolidation and Pinion GmbH in Germany for which there is a non-controlling
interest of 20%. BRP is also part of a joint venture located in
Austria.

10

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]
b)     Basis of consolidation [continued]

The most significant subsidiaries of BRP included in these consolidated financial statements are as follows:
•	Bombardier Recreational Products Inc., located in Canada;
•	BRP US Inc., located in the United States;
•	BRP-Rotax GmbH & Co. KG, located in Austria;
•	BRP European Distribution SA, located in Switzerland, and
•	BRP Finland Oy, located in Finland
All inter-company transactions and balances have been eliminated upon consolidation.

c)	Foreign currencies
The consolidated financial statements of the Company are presented in Canadian dollars, the currency of the primary economic environment (“functional currency”) in which it operates. The functional currency of foreign operations is their local currency, corresponding to the currency in which the majority of their third-party transactions are denominated.
Transactions in foreign currency
For the purpose of preparing consolidated financial statements, the Company applies the following procedures on transactions and balances in currencies other than their functional currency. Monetary items are translated using exchange rates in effect at the consolidated statement of financial position date and non-monetary
items are translated using exchange rates prevailing at the transaction date. Revenues and expenses (other than depreciation, which is translated at the same exchange rates as the related assets) are translated using exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are recorded in the consolidated statement of net income.
Consolidation of foreign operations
All assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates in effect at the consolidated statement of financial position date. Revenues and expenses are translated at the average exchange rates for the period. The Company’s gains and losses on translation of foreign operations are recognized in other comprehensive income and accumulated in equity until the Company no longer controls the foreign operation. At that time, gains or losses on translation accumulated in equity are entirely reclassified to net income.

d)	Inventory valuation
Materials and work in progress, finished products and parts, accessories and apparel are valued at the lower of weighted average cost or net realizable value. The cost of work in progress and finished products manufactured by the Company includes the cost of materials, direct labour and directly attributable manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.
Inventories are written down to net realizable value when the cost of inventories is determined to be not fully recoverable. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed.

11

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

e)	Property, plant and equipment
Property, plant and equipment includes land, building, equipment and tooling held for use in the development, production and distribution activities or for administrative purposes. They are stated at cost less accumulated depreciation and accumulated impairment charges.
The cost of an item of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, which also includes the borrowing costs incurred during the construction.
Property, plant and equipment is depreciated, with the exception of land, using the straight-line method over their estimated useful lives. If an item of property, plant and equipment is composed of significant components having different estimated useful lives, depreciation is calculated on a component basis using the straight-line method over their respective useful lives. The Company’s estimated useful lives per category are the following:

Tooling	3 to 7 years
Equipment	3 to 20 years
Building	10 to 60 years
Depreciation of assets under development begins when they are ready for their intended use.
The estimated useful lives, residual values and depreciation methods are reviewed at each year-end,
with the effect of any changes in estimates accounted for on a prospective basis.
Fully depreciated building, equipment and tooling are retained in the cost and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, cost and related accumulated depreciation amounts are removed from the consolidated statement of financial position, and the net amounts, less proceeds from disposal, is recorded in the consolidated statement of net income.
At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph h).

12

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

f)	Intangible assets
Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the net assets acquired. Goodwill is systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that it might be impaired. Goodwill is tested for impairment at the cash generating unit (“CGU”) level representing the lowest level at which management monitors it.
Trademarks are carried at cost and are not depreciated due to their indefinite expected useful lives for the Company. The assessment of indefinite expected useful lives is reviewed at each year-end.
Trademarks are systematically tested for impairment as at January 31 or more frequently if events or circumstances indicate that they might be impaired. Trademarks are tested for impairment with the CGU to which they relate.
Software and licences, patents, dealer networks and customer relationships are carried at cost and are depreciated on a straight-line basis over their estimated useful lives, which are as follows:

Software and licences	3 to 5 years
Patents	10 years
Dealer networks	5 to 20 years
Customer relationships	10 to 15 years
At the end of each reporting period, the Company reviews the carrying amounts of its software and licences, dealer networks and customer relationships in order to determine if there is any indication that those assets may be impaired. If any such indication exists, an impairment test is performed as described below in paragraph h).
Expenditures related to research and development activities are recognized as expense in the period in which they are incurred, except for development activities if specific criteria for capitalization as intangible assets are met.

13

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

g)	Leases
At inception, the Company assesses whether the contract is or contains a lease. Leases are recognized as right-of-use
assets and lease liabilities at the lease commencement date. Payments associated with short-term leases and leases of low-value
assets are recognized as an expense.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the Company’s incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. Lease liabilities include the net present value of the following lease payments (when applicable):
•	Fixed payments (including in-substance fixed payments), less any lease incentives;
•	Variable lease payments that are based on an index or a rate;
•	Amounts expected to be payable under residual value guarantees;
•	Exercise price of purchase options if the Company is reasonably certain to exercise that option; and
•	Penalties for early termination of a lease, except if the Company is reasonably certain not to terminate early.
The lease liability is subsequently measured at amortized cost using the effective interest rate method. The lease liability is remeasured, and a corresponding adjustment is made to the carrying amount of the right-of-use
assets, when there is a change in future lease payments arising from a change in an index or rate, from a change in the estimation of a residual value guarantee or from a change in the assumption of purchase, extension or termination option. The lease liability is also remeasured when the underlying lease contract is amended.
The Company accounts for each lease component and any associated non-lease
components as a single lease component.
The
right-of-use
asset is initially measured at cost, which includes the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs, less any incentives received. The right-of-use
assets are depreciated over the shorter period of lease term and useful life of the underlying asset. The depreciation starts at the commencement date of the lease. In addition, the right-of-use
asset is reduced by impairment losses resulting from impairment tests as described below in paragraph h), if any, and adjusted for certain remeasurements of the lease liability.

1 4

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

h)	Impairment of property, plant and equipment, intangible assets and right-of-use assets
An asset is impaired when its carrying amount is above its recoverable amount. The recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that case, the asset is assessed for impairment within a CGU, representing the lowest level of assets for which there are separately identifiable cash inflows. The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. Value in use is determined using a discounted future net cash flows approach. Fair value less costs to sell reflects the amount the Company could obtain from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If there is no active market for the asset, the fair value is assessed by using appropriate valuations models dependent on the nature of the asset or CGU, such as discounted cash flow models. The impairment charge recorded in the consolidated statement of net income is the difference between the carrying amount and the recoverable amount.
At the end of each reporting period, the Company reviews the carrying amount of assets (excluding goodwill) or CGUs impaired in previous periods in order to determine if there is any indication that its recoverable amount has increased. If any such indication exists, an impairment test is performed and the impairment recovery is recorded in the consolidated statement of net income up to the carrying amount that would have existed had the impairment charge never been recorded in prior years.

i)	Financial instruments
A financial instrument is any contract that gives rise to a financial asset for one party and a financial liability or equity for another party. Financial instruments are initially recorded at fair value when the Company becomes a party to the transaction and are subsequently revalued at fair value or amortized cost at the end of each reporting period depending on their classification.
When the Company acquires or issues a financial instrument that is not recorded at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance are incorporated in the carrying amount and amortized in the consolidated statement of net income using the effective interest rate method. When the Company acquires or issues a financial instrument measured at fair value through profit or loss, all transaction costs are expensed as incurred.
A modification of financial liabilities that includes a prepayment option at par with no break costs is equivalent to an extinguishment. When a modification is accounted for as an extinguishment, the original financial instrument is derecognized, including any unamortized transaction costs and any costs or fees incurred related to the modification, and the new instrument arising from the modification is recognized at fair value.

1 5

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

i)	Financial instruments [continued]

Financial assets and financial liabilities other than derivatives
At the end of each reporting period, financial assets and financial liabilities that are not derivatives are measured at fair value or amortized cost using the effective interest method depending on the following classification:

•	Restricted investments are measured at fair value through other comprehensive income at the end of each reporting period.
•	Cash and cash equivalents and trade and other receivables are measured at amortized cost at the end of each reporting period.
•	Non-controlling interest liability is measured at fair value through profit and loss at the end of each reporting period.
•	Revolving credit facilities, trade payables and accruals, other financial liabilities, long-term debt and lease liabilities are measured at amortized cost at the end of each reporting period.
Derivative financial instruments
Derivative financial instruments are financial assets or financial liabilities recorded at fair value through profit or loss. They are measured at fair value at the end of each reporting period including those derivatives that are embedded in financial and non-financial
contracts that are not closely related to the host contract.
In the consolidated statement of net income, changes in fair value of derivatives used to manage foreign exchange exposure on working capital elements are recorded in Other operating income.
Derivative financial instruments under cash flow hedge accounting
The Company applies cash flow hedge accounting when forecasted cash flows are highly probable to occur and all other cash flow hedge criteria are met. The effective portion of the change of fair value of derivative financial instruments designated as hedging items under the cash flow hedge model is recorded in other comprehensive income and accumulated in equity until the hedged transaction is recognized in the consolidated statement of net income. The ineffective portion is recognized in the consolidated statement of net income at each period end. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the cash flows of the respective hedged items during the period for which the hedge is designated.
If a derivative financial instrument accounted for using the cash flow hedge model has been settled prior to maturity or the hedge relationship is no longer meeting cash flow hedge criteria, accumulated gains or losses associated with the derivative financial instrument remain in equity as long as the underlying hedged transaction is expected to occur and are recognized in the consolidated statement of net income in the period in which the underlying hedged transaction is recognized in the consolidated statement of net income. In the event that the underlying hedged transaction is settled prior to maturity or is not expected to occur anymore, gains or losses accumulated in equity at this date are immediately reclassified in the consolidated statement of net income. Gains or losses related to derivative financial instruments accounted for using the cash flow hedge model are recorded in the same category as the hedged item in the consolidated statement of net income.

16

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

j)	Derecognition of receivables
Receivables are derecognized from the consolidated statement of financial position only when the Company’s contractual rights to the cash flows expire or when the Com pa
ny has transferred to a third party substantially all the risks and rewards on receivables sold.

k)	Dealer holdback programs
The Company provides dealer incentive programs whereby at the time of shipment, the Company invoices an amount to the dealer that is reimbursable upon ultimate sale and warranty registration of the product. The Company presents the amounts due to dealers in other current financial liabilities in the consolidated statement of financial position.

l)	Provisions
Provisions represent liabilities for which the amount or timing of payment is uncertain. Provisions are recorded in the consolidated statement of financial position when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. Additionally, provisions are recorded for contracts under which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received.
Provisions are measured at each period end at the best estimate of the expenditure required to settle the obligation. To account for the effect of the time value of money, provisions are measured at the present value of the outflows required to settle the obligation using a risk free rate adjusted to the specific risk of the obligation. They are re-measured
at each consolidated statement of financial position date using interest rates prevailing at this date and an interest expense is recorded to reflect the passage of time.
The main provisions of the Company are described in more detail below:
Products related provisions
When the products are sold, the Company records a provision related to limited product warranties generally covering periods from six months
to
five years
.
The Company records a provision for product liability claims or possible claims incurred but not reported at the end of each reporting period.
The Company provides for estimated sales promotions at time of revenue recognition. Examples of these costs include product rebates given to clients, volume discounts and retail financing programs. In the consolidated statement of net income, cash sales promotions are recorded as a reduction of revenues whereas non-cash
sales promotions, such as delivery of free products, are included in cost of sales.

17

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

m)	Employee benefits
Current benefits
The Company records an expense in the consolidated statement of net income for wages, salaries, bonuses, share based compensations and social security contributions of employees in the period the services are rendered. Current benefit associated with manufacturing employees is included in the cost of inventory produced as described above in paragraph d).
Future benefits
The Company sponsors several Canadian and foreign funded and unfunded defined benefit and defined contribution pension plans covering most of its employees. The Company also provides other post-retirement benefit plans to certain employees.
Defined benefit plans and other post-retirement benefit plans
Annual costs of defined benefit pension plans and other post-retirement benefit plans, which include current service costs, net interest costs and past service costs, is actuarially determined using the projected unit credit method based on management’s best estimate of discount rates, salary escalation, retirement ages of employees, life expectancy, inflation and health care costs.
Current service costs are recorded in the consolidated statement of net income when employees are rendering the services to the Company. For manufacturing employees, current service costs are included in the cost of inventory produced as described above in paragraph d).
Net interest costs are recorded in the consolidated statement of net income at each period following the passage of time.
Past service costs (gains) arising from the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment are recorded in the consolidated statement of net income when the plan amendment or the curtailment occurs. A curtailment arises from a transaction that significantly reduces the number of employees covered by a plan.
In the consolidated statement of net income, costs related to defined benefit pension plans and other post-retirement benefit plans are classified separately depending on their nature. Current service costs and past service costs (gains) are presented within operating income whereas the net interest expense on the employee future benefit liability is presented in financing costs.
The liability recognized in the consolidated statement of financial position is the present value of the plan obligations less the fair value of the plan assets at that date. Plan obligations are determined based on expected future benefit payments discounted using market interest rates prevailing as at January 31 and plan assets are stated at their fair value at that date. Actuarial gains and losses that arise in calculating the present value of plan obligations and the fair value of plan assets are recorded in other comprehensive income and accumulated directly in retained earnings (losses).
Defined contribution plans
Defined contribution plan expenses are recorded in the consolidated statement of net income when employees are rendering the services to the Company. Expenses associated with manufacturing employees are included in the cost of inventory produced as described above in paragraph d). Defined contribution plan expenses are entirely presented within operating income.

18

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

n)	Revenue recognition
The Company’s revenues are derived primarily from the sale of products and related parts and accessories. Each sale is considered as a single performance obligation and revenues are recognized when products are shipped, which corresponds to the point in time when the Customers have obtained control of the asset and the Company has satisfied its performance obligation. Revenues are measured at an amount equal to the consideration to which the Company expects to be entitled, which takes into account sales promotions and expected returns to occur after the shipment date. A deferred revenue is recognized if the Company receives consideration, or has an unconditional right to receive consideration, prior to the completion of its performance obligation.
When, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product, a portion of the revenue representing the value of the extended warranty is deferred. The value deferred is based on the stand-alone selling price of both the unit sold and the extended warranty given. The deferred revenue is then recognized over the extended warranty coverage period.

o)	Government assistance
Government assistance, including research and development tax credits, is recorded when the Company is complying with the assistance program requirements and the recovery is reasonably assured. Government assistance received but contingently repayable is recorded in the consolidated statement of net income as long as it is probable that the conditions for repayment will not be met. Government assistance granted to compensate expenses are presented in the consolidated statement of net income as a reduction of the expense they relate to, whereas assistance granted for the acquisition of property, plant and equipment and intangibles is deducted from the cost of the related asset.

p)	Stock-based compensation
The Company grants stock options to officers and employees that are settled by the issuance of common shares. The Company establishes compensation expense for those grants based on the fair value of each tranche of option at the grant date. The compensation expense is recognized in the consolidated statement of net income over the vesting period of each tranche based on the number of options that are ultimately expected to vest. The Company estimates stock option forfeitures at time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The corresponding amount is recorded in contributed surplus within equity.

q)	Income taxes
The Company’s income tax expense represents the sum of the taxes currently payable based on taxable income of the year and deferred taxes. Deferred income tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws expected to be in effect when the differences reverse. Current and deferred income taxes are recognized in the consolidated statement of net income except to the extent it relates to items recognized in oth er co
mprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or in equity.

1 9

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

r)	Earnings per share
Basic earnings per share is calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year.
Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares from stock option plans. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options.

s)	Business combinations
Business combinations are recorded by using the acquisition method. Under this method, the purchase consideration is allocated to identifiable assets acquired, liabilities assumed and contingent liabilities (“Net assets”) based on the fair value at the acquisition date, with the excess of the purchase consideration amount allocated to goodwill. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.
The results of the acquired businesses are included in the consolidated financial statements from the date of the acquisition. Acquisition costs are expensed as incurred.
Intangible assets and goodwill arising from business combinations are accounted for by applying the acquisition method of accounting to these transactions. In measuring the fair value of the assets acquired and the liabilities assumed and estimating their useful lives, the Company uses significant estimates and assumptions regarding cash flow projections, economic risk, and weighted average cost of capital. These estimates and assumptions determine the amount allocated to intangible assets and goodwill, as well as the amortization period for intangible assets with finite lives.

t)	Segmented information
Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other components of the entity). The related operations can be clearly distinguished and the revenues and gross profit are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.
The Company has two operating and reportable segments: Powersports and Marine. The Powersports segment includes Year-Round Products, Seasonal Products and Powersports PA&A and OEM Engines. The Marine segment includes boats, jet boat and outboard engines and related PA&A and other s
ervices.

20

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS
The preparation of these consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

a)	Significant estimates in applying the Company’s accounting policies
The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.
The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare these consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year
budget and three-year strategic plan are prepared by each entity and then consolidated.
Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.
The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.
Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:
Estimating the net realizable value of inventory
The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts, accessories and apparel is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

2 1

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a)	Significant estimates in applying Company’s accounting policies [continued]

Estimating impairment on property, plant and equipment, intangible assets and right-of-use
assets
Management assesses the value in use of property, plant and equipment, intangible assets and right-of-use
assets mainly based on a group of CGUs level using a discounted cash flow approach by product line based on annual budget and strategic plan process. When the Company acquired the recreational products business from Bombardier Inc. in 2003, trademarks and goodwill were recorded as part of the business acquisition. Trademarks of $122.6 million and goodwill of $114.7 million were related to this transaction as at January 31, 2023 ($122.6 million and $114.7 million respectively as at January 31, 2022). In addition, trademarks of $93.7 million and goodwill of $137.6 million were recorded as at January 31, 2023 following various business combinations that occurred after 2003 ($74.6 million and $1.2 million respectively as at January 31, 2022).
Trademarks and goodwill impairment test
For the purpose of impairment testing, trademarks are allocated to their respective CGU. As at January 31, 2023, the carrying amount of trademarks amounting to $216.3 million is related to
Ski-Doo
,
Sea-Doo
,
Alumacraft
,
Manitou, Quintrex, Stacer
and
Pinion
for $63.5 million, $59.1 million, $20.1 million, $38.8 million, $14.8 million, $4.6 million and $15.4 million respectively. As at January 31, 2022, the carrying amount of trademarks amounting to $197.2 million was related to
Ski-Doo
,
Sea-Doo
,
Alumacraft, Manitou, Quintrex and Stacer
for $63.5 million, $59.1 million, $19.2 million, $36.9 million, $14.1 million and $4.4 million respectively.
Following the creation of the Powersports and Marine segments during the year ended January 31, 2019, the Company has fully allocated the goodwill of $114.7 million created in 2003 to the Powersports segment. Goodwill of $63.7 million related to the
KA Shawinigan
acquisition and $72.7 million related to the Pinion acquisition were allocated to their respective CGUs as at January 31, 2023.
Recoverable amount
The recoverable amount for the group of CGUs is based on a value in use calculation using cash flow projections, which takes into account the Company’s one-year
budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. The figures used as the basis for the key assumptions in the value in use calculation includes sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value using a pre-tax
discount rate of 11% to 16%. These discount rates were calculated by adding to the Company’s weighted average cost of capital the risk factor associated with the product line tested. In assessing value in use, growth rates between -0.7% and 2% were used to calculate the terminal value. In addition, a market approach was performed to assess the reasonability of the conclusions reached.

22

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a)	Significant estimates in applying Company’s accounting policies [continued]
Estimating impairment on property, plant and equipment, intangible assets [continued]

Sensitivity analysis
The Company performs sensitivity analysis on the cash flows and discount rates in order to confirm that the trademarks and goodwill are not impaired. Holding all other variables constant, a 5% decrease in the estimated cash flows or an increase of 100 basis points in the discount rates used would not have resulted in an impairment charge as at January 31, 2023.
Estimating recoverability of deferred tax assets
Deferred tax assets are recognized only if management believes it is probable that they will be realized based on the annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.
Estimating provisions for product regular warranty, product liability and sales program
The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of warranty claims.
The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims based on average historical cost information.
Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.
Estimating the discount rates used in assessing defined benefit plan expenses and liability
In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

2 3

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	SIGNIFICANT ESTIMATES AND JUDGMENTS [CONTINUED]

a)	Significant estimates in applying Company’s accounting policies [continued]

Estimating the lease term
On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

b)	Significant judgments in applying the Company’s accounting policies
Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:
Impairment of property, plant and equipment, intangible assets and right-of-use
assets
The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.
Functional currency
The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgements from management in order to determine the functional currency of each entity using factors provided by
IAS
 21 The Effects of Changes in Foreign Exchange Rates
(“IAS 21”). Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity.

24

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	FUTURE ACCOUNTING CHANGES
Deferred Tax related to assets and liabilities arising from a single transaction (Amendments to
IAS 12)
In May 2021, the International Accounting Standards Board (“IASB”) issued targeted amendments to
IAS 12 – Income Taxes
to specify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specific circumstances, companies were dispensed from recognizing deferred tax upon the initial recognition of assets or liabilities. Prior to the amendments, uncertainties persisted about applying the exemption to transactions such as leases, which entails both an asset and a liability. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.
The amendments will become effective for the Company’s fiscal year beginning on February 1, 2023. The Company is assessing the potential impact of these amendments.
Improving accounting policy disclosures and clarifying distinction between accounting policies and accounting estimates (Amendments to IAS 1 and IAS 8)
In February 2021, the IASB issued amendments to
IAS 1 – Presentation of Financial Statements
(“IAS 1”),
IFRS Practice Statement 2 – Making Materiality
Judgments (“IFRS Practice Statement 2”) and
IAS 8 –Accounting Policies, Changes in Accounting Estimates and Errors
(“IAS 8”).
The amendments to IAS 1 require companies to disclose its material accounting policy information instead of its significant accounting policies. The amendments to IFRS Practice Statement 2 provide additional guidance and examples to support the amendments to IAS 1.
The amendments to IAS 8 seek to help companies distinguish between accounting policies and accounting estimates. Clarifying this distinction is important since changes in accounting estimates are applied prospectively but changes in accounting policies are generally applied retrospectively.
The amendments will become effective for the Company’s fiscal year beginning on February 1, 2023. This change is not expected to have a significant impact on the Company.
Non-current
Liabilities with Covenants (Amendments to IAS 1)
In October 2022, the IASB published amendments to
IAS 1 – Presentation of Financial Statements
that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendment requires that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current.
The amendments will become effective for the Company’s fiscal year beginning on February 1, 2024. The Company is assessing the potential impact of these amendments.
Other standards or amendments
The IASB has issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

25

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	BUSINESS COMBINATIONS
On
 August

5
,
2022
, the Company completed the acquisition of
80
% of the outstanding shares of Pinion for a consideration of $
81.4
 million (
€
61.9
million) paid in cash. Pinion is located in Denkendorf, Germany and designs, develops, assembles, and sells mechanical gearboxes for traditional and electric bicycles.
On October 3, 2022, the Company completed the acquisition of substantially all the assets related to the powersports business of KA Shawinigan for a consideration of $127.2 million paid in cash. KA Shawinigan is a leading player in electronic and mechatronic product development and manufacturing and a long-standing supplier of BRP.
The value of the assets acquired, liabilities assumed and
non-controlling
interest were as follows, as at the acquisition date:

	Pinion		KA Shawinigan	Total
Assets acquired
Current assets	$7.8	[a]	$25.9	$33.7
Non-current assets	5.3		4.5	9.8
Property, plant and equipment	1.3		9.5	10.8
Patents	16.2		28.3	44.5
Trademarks	15.4		—	15.4
Customer relationships	13.0		—	13.0
Goodwill [b] [c]	72.7		63.7	136.4
Total assets acquired	131.7		131.9	263.6

Liabilities assumed
Current liabilities	(11.1)		(3.8)	(14.9)
Non-current liabilities	(18.8)		(0.9)	(19.7)
Total liabilities assumed	(29.9)		(4.7)	(34.6)

Non-controlling interest [d]	(20.4)		—	(20.4)

Total consideration paid in cash	$81.4		$127.2	$208.6
[a]
Including $0.4 million (
€
0.3 million) of cash
[b]
Goodwill arises principally from expected synergies and future growth.
[c]
Goodwill is deductible for tax purposes only for KA Shawinigan.
[d]
Non-controlling
interest is measured at fair value as at the acquisition date.

26

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	BUSINESS COMBINATIONS [CONTINUED]

Pinion
The Company’s consolidated statement of net income included the operating results of Pinion since the acquisition date. Had the Company acquired Pinion at the beginning of the year ended January 31, 2023, its revenues and net income increase would not have been significant.
The Company incurred acquisition-related costs of $0.9 million for Pinion, which have been recorded in general and administrative expenses.
As part of the acquisition, the Company and the
non-controlling
interest shareholders in Pinion (the “Parties”) entered into put and call options, exercisable by the Parties after January 2026 and before June 2028, allowing or requiring the Company to acquire all the remaining shares for a cash consideration set according to a predetermined purchase price formula that is based on Pinion’s performance. At the acquisition date, the Company recorded a financial liability and reduced the non-controlling
interests by $20.4 million, representing the estimated present value of the redemption amount. As a result, no profit is attributed to the non-controlling
interest. Subsequent remeasurement adjustments of the financial liability will be recorded in the consolidated statements of net income.
KA Shawinigan
The Company’s consolidated statement of net income included the operating results of KA Shawinigan since the acquisition date. Had the Company acquired KA Shawinigan at the beginning of the year ended January 31, 2023, the increase in revenues and net income would not have been significant as the assets acquired of KA Shawinigan were used mainly to supply the Company.
The Company incurred acquisition-related costs of $0.8 million for KA Shawinigan, which have been recorded in general and administrative expenses.

27

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables were as follows, as at:

	January 31, 2023	January 31, 2022

Trade receivables	$493.7	$340.5
Allowance for doubtful accounts	(3.6)	(4.4)
	490.1	336.1
Sales tax and other government receivables	140.8	118.0
Other	24.1	11.6
Total trade and other receivables	$655.0	$465.7

7.	OTHER FINANCIAL ASSETS
The Company’s other financial assets were as follows, as at:

	January 31, 2023	January 31, 2022

Restricted investments [a]	$12.9	$14.3
Derivative financial instruments	106.5	38.0
Advances to suppliers related to property, plant and equipment	36.2	50.4
Other	36.3	24.1
Total other financial assets	$191.9	$126.8
Current	122.6	73.6
Non-current	69.3	53.2
Total other financial assets	$191.9	$126.8
[a]
The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.
The
non-current
portion is mainly attributable to derivative financial instruments and restricted investments.

28

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	INVENTORIES
The Company’s inventories were as follows, as at:

	January 31, 2023	January 31, 2022

Materials and work in progress	$1,175.5	$1,193.6
Finished products	746.1	176.9
Parts, accessories and apparel	368.5	320.8
Total inventories	$2,290.1	$1,691.3
The Company recognized in the consolidated statements of net income during the year ended January 31, 2023, a write-down on inventories of $
43.3
 million ($
20.6
 million for the year ended January 31, 2022) and reversed previously recorded write-downs of $
11.8
 million ($
11.2
 million for the year ended January 31, 2022).

9.	OTHER ASSETS
The Company’s other assets were as follows, as at:

	January 31, 2023	January 31, 2022

Prepaids	$45.3	$36.1
Deferred financing cost	4.9	4.1
Other [a]	19.8	102.8
Total other assets	$70.0	$143.0
Current	66.7	140.1
Non-current	3.3	2.9
Total other assets	$70.0	$143.0
[a]
The balance is mainly attributable to the substantially completed units awaiting installation of missing components at dealers for which the legal property title has been transferred while not qualifying for revenue recognition as at January 31, 2023 (refer to note 2n)). The Company was either compensated for those units through its amended financing agreement with its third-party financing provider (refer to note 32) or has an unconditional right to be compensated, which ultimately resulted in the deferral of revenue recognition. The revenue will be recognized upon completion of its performance obligation, concurrently with the aforementioned other asset that will be recognized as cost of sales.

29

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	PROPERTY, PLANT AND EQUIPMENT
The Company’s property, plant and equipment were as follows, as at:

	January 31, 2023			January 31, 2022
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Tooling	$1,127.4	$700.4	$427.0	$1,023.6	$663.6	$360.0
Equipment	1,278.3	606.3	672.0	1,029.8	516.5	513.3
Building	755.5	210.8	544.7	604.6	185.9	418.7
Land	166.7	—	166.7	149.9	—	149.9
Total	$3,327.9	$1,517.5	$1,810.4	$2,807.9	$1,366.0	$1,441.9
As at January 31, 2023 and 2022, assets under development amounted to $199.7 million and $140.9 million respectively and were included in the cost of property, plant and equipment.
The following table explains the changes in property, plant and equipment during the year ended January 31, 2023:

	Carrying amount as at January 31, 2022	Additions [a]	Business combinations (Note 5)	Disposals	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2023
Tooling	$360.0	$165.6	$—	$(0.1)	$(101.9)	$3.4	$427.0
Equipment	513.3	260.0	10.8	(0.6)	(115.1)	3.6	672.0
Building	418.7	152.5	—	(0.1)	(29.7)	3.3	544.7
Land	149.9	8.8	—	(0.1)	—	8.1	166.7
Total	$1,441.9	$586.9	$10.8	$(0.9)	$(246.7)	$18.4	$1,810.4
[a
]
Government assistance of $14.1 million has been recorded against the additions.
The following table explains the changes in property, plant and equipment during the year ended January 31, 2022:

	Carrying amount as at January 31, 2021	Additions [a]	Disposals	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2022
Tooling	$292.5	$172.5	$(0.1)	$(95.8)	$(9.1)	$360.0
Equipment	425.0	195.7	(1.1)	(92.8)	(13.5)	513.3
Building	254.6	197.3	(0.3)	(22.0)	(10.9)	418.7
Land	92.2	60.4	—	—	(2.7)	149.9
Total	$1,064.3	$625.9	$(1.5)	$(210.6)	$(36.2)	$1,441.9
[a
]
Government assistance of $3.0 million has been recorded against the additions.

30

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	INTANGIBLE ASSETS
The Company’s intangible assets were as follows, as at:

	January 31, 2023			January 31, 2022
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$252.3	$—	$252.3	$115.9	$—	115.9
Trademarks	216.3	—	216.3	197.2	—	197.2
Software and licenses	308.4	143.5	164.9	249.2	125.4	123.8
Patents	48.8	3.8	45.0	5.1	1.9	3.2
Dealer networks	136.5	86.3	50.2	131.0	76.5	54.5
Customer relationships	36.3	23.7	12.6	22.9	22.6	0.3
Total	$998.6	$257.3	$741.3	$721.3	$226.4	$494.9

The Company completed the required annual impairment test of goodwill and indefinite useful life trademarks as at the consolidated statement of financial position dates and concluded that no impairment had occurred during the years ended January 31, 2023 and 2022.

The following table explains the changes in Company’s intangible assets during the year ended January 31, 2023:

	Carrying amount as at January 31, 2022	Additions [a]	Business combinations (Note 5)	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2023
Goodwill	$115.9	$—	$136.4	$—	$—	$252.3
Trademarks	197.2	—	15.4	—	3.7	216.3
Software and licenses	123.8	57.4	0.8	(17.0)	(0.1)	164.9
Patents	3.2	0.5	44.5	(2.0)	(1.2)	45.0
Dealer networks	54.5	—	—	(6.7)	2.4	50.2
Customer relationships	0.3	—	13.0	(0.8)	0.1	12.6
Total	$494.9	$57.9	$210.1	$(26.5)	$4.9	$741.3
[a]
Government assistance of $0.5 million has been recorded against the additions.
The following table explains the changes in Company’s intangible assets during the year ended January 31, 2022:

	Carrying amount as at January 31, 2021	Additions	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at January 31, 2022
Goodwill	$116.0	$—	$—	$(0.1)	$115.9
Trademarks	199.3	—	—	(2.1)	197.2
Software and licenses	78.5	62.3	(16.4)	(0.6)	123.8
Patents	3.9	—	(0.5)	(0.2)	3.2
Dealer networks	65.5	—	(8.5)	(2.5)	54.5
Customer relationships	1.9	—	(1.4)	(0.2)	0.3
Total	$465.1	$62.3	$(26.8)	$(5.7)	$494.9
[a]
Government assistance of $6.5 million has been recorded against the additions.

3 1

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	LEASES
The main leasing activities of the Company are attributable to the Company’s manufacturing facility located in Finland, to offices located in Canada and to warehouses used for the distribution of parts, accessories and apparel.
The following table explains the changes in
right-of-use
assets during the year ended January 31, 2023:

	Carrying amount as at January 31, 2022	Additions	Depreciation	Effect of foreign currency exchange rate changes	Termination, remeasurement and other [a]	Carrying amount as at January 31, 2023
Building & land	$117.7	$59.2	$(30.7)	$2.0	$15.0	$163.2
Equipment	14.9	7.0	(6.5)	0.7	1.0	17.1
Other	0.1	—	—	(0.1)	—	—
Total	$132.7	$66.2	$(37.2)	$2.6	$16.0	$180.3

[a] Includes $3.4 million related to business combinations

The following table explains the changes in right-of-use assets during the year ended January 31, 2022:

	Carrying amount as at January 31, 2021	Additions	Depreciation	Effect of foreign currency exchange rate changes	Termination, remeasurement and other [a]	Carrying amount as at January 31, 2022
Building & land	$198.0	$17.1	$(29.9)	$(3.1)	$(64.4)	$117.7
Equipment	16.1	5.8	(6.3)	(0.3)	(0.4)	14.9
Other	0.1	0.1	—	(0.1)	—	0.1
Total	$214.2	$23.0	$(36.2)	$(3.5)	$(64.8)	$132.7
[a]
During the year ended January 31, 2022, the Company acquired two of its leased production facilities in Mexico. Consequently, the leases related to this transaction were terminated and reclassified as property, plant and equipment.
The following table explains the changes in lease liabilities during the year ended January 31, 2023:

	Carrying amount as at January 31, 2022	Issuance	Interest	Repayment [a]	Effect of foreign currency exchange rate changes	Termination, remeasurement and other [b]	Carrying amount as at January 31, 2023
Lease liabilities	$146.9	$60.4	$5.4	$(40.8)	$3.1	$21.9	$196.9

[a] Includes $5.4 million of interest paid. [b] Includes $3.4 million related to business combinations

The following table explains the changes in lease liabilities during the year ended January 31, 2022:
	Carrying amount as at January 31, 2021	Issuance	Interest	Repayment [a]	Effect of foreign currency exchange rate changes	Termination, remeasurement and other	Carrying amount as at January 31, 2022
Lease liabilities	$239.8	$23.4	$7.2	$(42.5)	$(2.1)	$(78.9)	$146.9
[a]
Includes $7.2 million of interest paid.

32

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	REVOLVING CREDIT FACILITIES
On February 16, 2022, the Company amended its $800.0 million revolving credit facilities to increase the availability to $1,100.0 million and replace LIBOR with the Secured Overnight Financing Rate (‘‘SOFR’’) as the benchmark interest rate. Subsequently, on June 14, 2022, the Company further added to its available commitment under its revolving credit facilities by $400 million the availability increasing to $1,500.0 million (the “Revolving Credit Facilities”). The pricing grid and other conditions remained unchanged for both increases.
On May 4, 2021, the Company amended its $700.0 million revolving credit facilities to increase the availability to $800.0 million and extend the maturity from May 2024 to May 2026. The pricing grid and other conditions remained unchanged.
The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). As at January 31, 2023, the applicable interest rates are as follows:
(i)	U.S. dollars at either
(a)	Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at EURIBOR plus 1.45% to 3.00% per annum.
In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.
As at January 31, 2023, the cost of borrowing under the Revolving Credit Facilities was as follows:
(i)	U.S. dollars at either
(a)	Term SOFR plus 1.45% per annum; or
(b)	U.S. Base Rate plus 0.45% per annum; or
(c)	U.S. Prime Rate plus 0.45% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% per annum; or
(b)	Canadian Prime Rate plus 0.45% per annum

(iii)	Euros at Euro LIBOR plus 1.45% per annum.
As at January 31, 2023, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.
The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.
As at January 31, 2023, the Company had no outstanding indebtedness under the Revolving Credit Facilities (nil as at January 31, 2022). The Company had issued letters of credit for an amount of $33.5 million as at January 31, 2023 ($20.6 million as at January 31, 2022) and, in addition, $6.0 million of letters of credit were outstanding under other bank agreements as at January 31, 2023 ($4.5 million as at January 31, 2022).

33

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	TRADE PAYABLES AND ACCRUALS
The Company’s trade payables and accruals were as follows, as at:

	January 31, 2023	January 31, 2022
Trade payables	$943.7	$965.3
Wages and related employee accruals	203.5	207.1
Other accruals	401.0	450.5
Total trade payables and accruals	$1,548.2	$1,622.9

15.	PROVISIONS
The Company’s provisions were as follows, as at:

	January 31, 2023	January 31, 2022
Product-related	$620.9	$372.8
Other	44.3	41.5
Total provisions	$665.2	$414.3
Current	544.7	328.1
Non-current	120.5	86.2
Total provisions	$665.2	$414.3
Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.
The
non-current
portion of provisions is mainly attributable to product-related provisions. As at January 31, 2023, the Company estimates that cash outflows related to those non-current
provisions could occur from February 1,
2024
to January 31, 2028.
The changes in provisions were as follows:

	Product-related	Other	Total
Balance as at January 31, 2022	$372.8	$41.5	$414.3
Expensed during the period	941.2	31.5	972.7
Paid during the period	(705.2)	(22.3)	(727.5)
Reversed during the period	(2.2)	(6.9)	(9.1)
Effect of foreign currency exchange rate changes	21.2	0.5	21.7
Unwinding of discount and effect of changes in discounting estimates	(6.9)	—	(6.9)
Balance as at January 31, 2023	$620.9	$44.3	$665.2

34

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	OTHER FINANCIAL LIABILITIES
The Company’s other financial liabilities were as follows, as at:

	January 31, 2023	January 31, 2022
Dealer holdback programs and customer deposits	$48.0	$83.4
Due to Bombardier Inc. (Note 29)	22.7	22.1
Derivative financial instruments	41.2	10.3
Non-controlling interest liability (Note 5)	20.8	—
Financial liability related to NCIB (Note 19)	—	47.2
Other	17.8	23.3
Total other financial liabilities	$150.5	$186.3
Current	90.7	152.3
Non-current [a]	59.8	34.0
Total other financial liabilities	$150.5	$186.3
[a]
The
non-current
portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling
interest liability.

17.	LONG-TERM DEBT
As at January 31, 2023 and 2022, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

January 31, 2023
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	6.57%	6.61%	U.S. $1,477.2	$1,966.4 [a]
Term Loan B-2	December 2029	8.06%	8.66%	U.S. $498.8	645.0 [a]
Term Loans	Mar. 2023 to Dec. 2030	0.87% to 3.41%	1.90% to 3.81%	€ 128.6	178.8
Total long-term debt					$2,790.2
Current					59.4
Non-current					2,730.8
Total long-term debt					$2,790.2
[a]
Net of unamortized transaction costs of $3.1 million for Term Loan
B-1
and $20.1 million for Term Loan
B-2.

January 31, 2022
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount

Term Facility
Term Loan B-1	May 2027	2.11%	2.14%	U.S. $1,492.4	$1,891.1 [a]
Term Loans	Mar. 2022 to Dec. 2030	0.75% to 1.90%	0.88% to 4.67%	€ 110.5	149.4
Total long-term debt					$2,040.5
Current					103.1
Non-current					1,937.4
Total long-term debt					$2,040.5
[a]
Net of unamortized transaction costs of $
3.6
 million.

35

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	LONG-TERM DEBT [CONTINUED]

The following table explains the changes in long-term debt during the year ended January 31, 2023:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2022	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at January 31, 2023
Term Facility	$1,891.1	$804.4	$(157.0)	$92.4	$(19.5)	$2,611.4
Term Loans	149.4	116.5	(94.9)	6.1	1.7	178.8
Total	$2,040.5	$920.9	$(251.9)	$98.5	$(17.8)	$2,790.2
The following table explains the changes in long-term debt during the year ended January 31, 2022:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2021	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at January 31, 2022
Term Facility	$2,276.3	$380.8	$(776.8)	$(14.8)	$25.6	$1,891.1
Term Loans	133.4	29.1	(2.6)	(12.0)	1.5	149.4
Total	$2,409.7	$409.9	$(779.4)	$(26.8)	$27.1	$2,040.5
Under security arrangements, amounts borrowed under the Revolving Credit Facilities and the term facility (the “Credit Facilities”) are secured by substantially all the assets of the Company.
a)     Term Facility
On June 10, 2022, the Company entered into an incremental U.S. $100.0 million tranche under its Term Facility with a maturity in June 2024 and, was exempt of financial covenants, then referred to as the Term Loan B-2. The Company incurred transaction costs of $1.1 million, which have been incorporated in the carrying amount of this new tranche of the Term Facility and are amortized over its expected life using the effective interest rate method.
On December 13, 2022, the Company entered into an incremental U.S. $500.0 million tranche under its Term Facility. This new tranche matures on December 13, 2029, and, consistent with the existing tranche of the Term Facility, is exempt of financial covenants (the current “Term Loan B-2”). The Company incurred transaction costs of $20.9 million, which have been incorporated in the carrying amount of this new tranche of the Term Facility and are amortized over its expected life using the effective interest rate method. On the same date, the Company fully repaid the then outstanding U.S. $100 million Term Loan B-2 for repayment of $135.0 million. In addition, unamortized transaction costs of $0.9 million were derecognized and recorded in financing costs. The Company is using the SOFR as the benchmark interest rate for the Term B-2, as part of the transition plan that was announced by the Alternative Reference Rates Committee (“ARRC”).
On March 10, 2023, the Company amended its Term Loan B-1 by replacing the LIBOR references with SOFR references, with all other conditions remaining the same.

36

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility [continued]

On February 16, 2021, the Company fully repaid an outstanding U.S. $597.0 million Term Loan. The Company incurred a prepayment premium of $15.1 million, which has been recorded in financing costs. In addition, the unamortized transaction costs of $29.2 million were derecognized and recorded in financing costs. On the same date, the Company increased the amount outstanding under its Term Loan
B-1
by U.S. $300.0 million to U.S. $1,507.6 million. This incremental of U.S. $300.0 million had the same terms and conditions and maturity date as the original Term Loan
B-1.
The Company incurred transaction costs of $4.0
 million, which have been incorporated in the carrying amount of the Term Loan
B-1
and are amortized over its expected life using the effective interest rate method.
As at January 31, 2023, the cost of borrowing under the Term Loan
B-1
was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%
As at January 31, 2023, the cost of borrowing under the Term Loan
B-2
was as follows:

(i)	Term SOFR, plus 3.50% per annum, with a Term SOFR floor of 0.5%
Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.
The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $16.5 million ($22.0 million) during the year ended January 31, 2023. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at January 31, 2023 and 2022, the Company was not required to repay any portion of the Term Facility under this requirement.

37

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	LONG-TERM DEBT [CONTINUED]

b)    Term Loans
On May
5
,
2022
, the Company fully repaid the balance of its
€
55.0
 million ($
74.2
million) unsecured loan contracted under an Austrian government
COVID-19
program in Fiscal
2021
.

During the year ended January 31, 2023, the Company entered into term loan agreements at favorable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of
€
86.8 million ($116.5 million) with an interest rate varying between 0.70% and 1.21% with maturity dates varying from June 2025 to June 2029. The Company recognized a grant of
€
4.6 million ($6.2 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.
During the year ended January 31, 2022, these term loans had a nominal amount of
€
19.7 million ($29.1 million) with an interest rate varying between 0.88% and 0.93% with a maturity date in
December 2029
. The Company recognized a grant of
€
2.0 million ($2.9 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

38

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18. EMPLOYEE BENEFITS
Employee benefits expenses, which represent the expenses related to all forms of consideration provided by the Company in exchange for services rendered by its em pl
oyees, were as follows:

	Years ended
	January 31, 2023	January 31, 2022
Current remuneration	$1,261.9	$1,021.8
Post-employment defined benefit plans	14.4	10.1
Post-employment defined contribution plans	48.2	39.4
Termination benefits	1.0	1.2
Stock-based compensation (Note 20)	19.5	17.7
Other long-term benefits	0.4	1.7
Total	$1,345.4	$1,091.9
a)    Post-employment benefits
The Company sponsors defined contribution retirement plans and non-contributory
defined benefit plans that provide for pensions and other
post-retirement
benefits to a majority of its employees.
Canadian employees
The Company sponsors defined benefit pension plans and other post-retirement
benefit plans for its Canadian executive employees and defined contribution plans for executive and non-executive
employees. Additionally, the Company retained defined benefit obligations with certain active and former employees for services rendered prior to 2005.
The Company’s other
post-retirement
benefit plans provide during retirement
non-contributory
life insurance benefits and healthcare benefits to eligible employees that are funded on a pay-as-you-go
basis. The healthcare benefits are payable from retireme
nt to
age 65.

39

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	EMPLOYEE BENEFITS [CONTINUED]

a)	Post employment benefits [continued]
Canadian employees [continued]

The defined benefit plans are registered with the governments and follow their applicable laws. The plans are governed by a retirement committee composed of representatives from the employer and the employees. The retirement committee delegated its responsibilities to the investment committee, which is responsible for the investment policy with regard to the assets of the fund. This committee is composed of representatives from the employer. The plans have a strategy to decrease the risk level by increasing progressively, when the solvency of the plans will improve, the part of the plan assets in long-term fixed income securities. The Company contributes to the plans the minimum funding obligations required under the current regulations. The weighted average duration of the defined benefit obligations is approximately 14 years. As at January 31, 2023, the Company expects that 50% of the future payments associated with its Canadian defined benefit obligations will be paid in the next 16 years.
In addition, the Company sponsors a defined benefit retirement plan to provide supplemental pension benefits to its executives (“SERP”).
United States employees
In the United States, the Company offers a defined contribution plan to its employees as well as a defined benefit final average earnings non-registered
supplementary executive retirement plan for its executive employees (“SERP”).
European employees
The Company’s sponsors defined contribution plans to its employees in most of its European entities. In addition, the Company maintains an unfunded defined benefit plan and sponsors a lump sum retirement indemnity plan in Austria. Under the defined benefit plan, the benefits are based on such employees’ length of service, applicable pension accrual rates and compensation at retirement. Under the lump sum retirement indemnity plan, the benefits are based on the length of service and compensation at retirement. These plans are regulated by the applicable Austrian laws. The weighted average duration of the defined benefit obligation is approximately 11 years. As at January 31, 2023, the Company expects that 50% of the future payments associated with its Austrian defin
ed benefit obligations will be paid in the next 13 years.

40

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	EMPLOYEE BENEFITS [CONTINUED]

b)    Defined benefit plans
Actuarial risks
The significant actuarial risks to which the plans expose the Company are as follows:
Market related risks
Investment risk
The present value of the defined benefit obligation is calculated using a discount rate determined by reference to high quality corporate fixed income investments. If the return on plan assets is below this rate, it will increase the plan liability. Currently, the funded plans have investments in equity securities and fixed income securities. Due to the long-term nature of the plan liabilities, the Company considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities and income securities to leverage the return generated by the fund.
Interest risk
A decrease in the fixed income investments interest rate will increase the plans’ liabilities. However, for funded plans, this will be partially offset by an increase in the fair value of the plans’ fixed income securities.
Employee related risks
Longevity risk
The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans’ liabilities.
Salary risk
The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans’ liabilities.

41

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Actuarial assumptions
The weighted average of the significant actuarial assumptions adopted to determine the defined benefit cost and the defined benefit obligation were as follows:

	Years ended
	January 31, 2023		January 31, 2022
	Canada	Foreign	Canada	Foreign
Benefit cost actuarial assumptions [a]
Discount rates used to determine:
Current service cost	3.60%	1.29%	2.95%	0.71%
Net interest cost	3.50%	1.21%	2.80%	0.64%
Expected rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2018	CPM 2014 Private	AVOE 2018
Defined benefit obligation actuarial assumptions [b]
Discount rate	4.95%	3.56%	3.50%	1.21%
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality table	CPM 2014 Private	AVOE 2018	CPM 2014 Private	AVOE 2018
[a]
Determined as at beginning of the reporting periods
[b]
Determined as at end of the reporting periods
The discount rate represents the market rate for high quality corporate fixed income investments consistent with the currency and the estimated term of the defined benefit plan obligation. The expected rate of compensation increase is determined considering the current salary structure, historical and anticipated wage increases.
Health care cost trend
The health care cost is assumed to increase to a rate of 4.93% in fiscal year 2024 and to a rate that will gradually decline over the next 11 years to reach 3.33% in fiscal year 2034. After this date, the rate is assumed to remain at 3.33%. An increase of 1% of the health care cost trend rate would not have a significant impact on the defined benefit cost and on the defined benefit obligations for the years ended January 31, 2023 and 2022.

4 2

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Employee future benefit liabilities
The amounts arising from the Company’s obligations under defined benefit obligations were as follows, as at:

	January 31, 2023		January 31, 2022
	Canada	Foreign	Canada	Foreign
Defined benefit obligation of funded plans	$(307.6)	$(1.4)	$(364.2)	$(1.9)
Fair value of plans assets	266.1	1.5	291.6	1.3
	(41.5)	0.1	(72.6)	(0.6)
Defined benefit obligation of unfunded plans	(13.6)	(103.0)	(17.4)	(129.6)
Employee future benefit liabilities	$(55.1)	$(102.9)	$(90.0)	$(130.2)
The following table provides a reconciliation of the changes in the pension plans’ defined benefit obligations (funded and unfunded) as at the consolidated statement of financial position dates:

	January 31, 2023		January 31, 2022
	Canada	Foreign	Canada	Foreign
Defined benefit obligation at beginning of year	$(381.6)	$(131.5)	$(430.7)	$(153.1)
Current service cost	(2.8)	(2.4)	(3.0)	(2.7)
Interest cost	(13.2)	(1.5)	(11.9)	(0.9)
Past service cost (gain) [a]	(4.3)	—	0.8	—
Actuarial gains from changes in financial assumptions	65.2	29.5	41.8	11.2
Actuarial gains (losses) from experience adjustments	—	(4.8)	5.4	(2.8)
Benefits paid	15.5	5.4	16.0	5.2
Effect of foreign currency exchange rate changes	—	0.9	—	11.6
Defined benefit obligation at end of year	$(321.2)	$(104.4)	$(381.6)	$(131.5)
[a]
Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc
increase is recognized as a past service cost during the year ended January 31, 2023.
The following table provides a reconciliation of the changes in the pension plans’ fair value of assets as at consolidated statement of financial position dates:

	January 31, 2023		January 31, 2022
	Canada	Foreign	Canada	Foreign
Assets fair value at beginning of year	$291.6	$1.3	$284.5	$1.5
Interest income	10.1	—	7.9	—
Administration costs	(0.3)	—	(0.3)	—
Actuarial gains (losses) from return on plan assets	(26.1)	—	8.2	—
Employer contributions	6.3	5.6	7.3	5.1
Benefit paid	(15.5)	(5.4)	(16.0)	(5.2)
Effect of foreign currency exchange rate changes	—	—	—	(0.1)
Assets fair value at end of year	$266.1	$1.5	$291.6	$1.3
In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $
14.0 million to all defined benefit pension plans for the year ending January 31, 2024.

43

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]
Employee future benefit liabilities [continued]

The actual return (loss) on plan assets was as follows:

	Years ended
	January 31, 2023		January 31, 2022
	Canada	Foreign	Canada	Foreign
Actual return (loss) on plan assets	$(16.3)	$—	$15.8	$—
The fair value of the plan assets for ea
ch
category was as follows, as at:

	January 31, 2023	January 31, 2022
Publicly traded Canadian equity securities	$15.9	$58.2
Publicly traded foreign equity securities	24.4	94.7
Publicly traded fixed income securities	7.5	76.8
Insurance contracts [a]	150.5	1.3
Other	69.3	61.9
Total	$267.6	$292.9
[a]
On December 8, 2022, the Company purchased $155.1 million of qualifying annuity buy-in insurance contracts on behalf of certain defined benefit plans as a mechanism to reduce pension plan risk. The resulting actuarial loss was recognized in other comprehensive income. The fair value of annuity buy-in insurance contracts fluctuates based on changes in the associated defined benefit obligation. These values are unquoted due to the use of the significant unobservable inputs used in deriving these assets’ fair values.
The fair values of the above equity and fixed income securities were determined based on quoted market prices in active markets.
Defined benefit costs
Components of the total defined benefit costs recognized in the consolidated statement of net income were as follows:

	Years ended
	January 31, 2023		January 31, 2022
	Canada	Foreign	Canada	Foreign
Current service cost	$2.8	$2.4	$3.0	$2.7
Net interest on the future employee benefit liabilities	3.1	1.5	4.0	0.9
Administration costs	0.3	—	0.3	—
Past service cost (gain)	4.3	—	(0.8)	—
Defined benefit costs	$10.5	$3.9	$6.5	$3.6

44

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	EMPLOYEE BENEFITS [CONTINUED]

b)	Defined benefit plans [continued]

Sensitivity analysis
Actuarial assumptions that influence significantly the determination of the defined benefit obligations of the Company are the discount rate, the expected rate of compensation increase and the participants’ longevity. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.
The impact on employee future benefit liabilities would be the following as at January 31, 2023:

Increase (Decrease) of the liabilities
Discount rate
Impact of a 0.5% increase	$(24.1)
Impact of a 0.5% decrease	26.3
Expected rate of compensation increase
Impact of a 0.5% increase	5.0
Impact of a 0.5% decrease	(4.6)
Participant longevity
Impact of a 1 year increase	7.0
Impact of a 1 year decrease	(7.2)
The sensitivity analysis presented above may not be representative of the potential change in the employee future benefit liabilities as it is unlikely that the change in assumptions would occur in isolation from one another as some of the assumptions may be correlated.

19.	CAPITAL STOCK
The authorized capital stock of the Company is comprised of an unlimited number of multiple voting shares carrying six votes per share with no par value, an unlimited number of subordinate voting shares carrying one vote per share with no par value, and an
unlimited number of
non-voting
preferred shares issuable in series with no par value.

45

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMEN
TS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	CAPITAL STOCK [CONTINUED]

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at February 1, 2021	42,652,906	$206.8
Issued upon exercise of stock options	1,668,032	86.1
Issued in exchange of multiple voting shares	936,692	0.1
Repurchased under the SIB	(3,381,641)	(18.7)
Repurchased under the NCIB	(3,332,228)	(17.2)
Balance as at January 31, 2022	38,543,761	257.1
Issued upon exercise of stock options	299,102	15.4
Issued in exchange of multiple voting shares	570,779	0.1
Repurchased under the SIB	(2,427,184)	(17.1)
Repurchased under the NCIB	(463,950)	(3.1)
Balance as at January 31, 2023	36,522,508	$252.4

Multiple voting shares
Balance as at February 1, 2021	43,891,671	$3.6
Exchanged for subordinate voting shares	(936,692)	(0.1)
Balance as at January 31, 2022	42,954,979	$3.5
Exchanged for subordinate voting shares	(570,779)	(0.1)
Balance as at January 31, 2023	42,384,200	$3.4

Total outstanding as at January 31, 2023	78,906,708	$255.8

a)	Normal course issuer bid program (“NCIB”)
On November 30, 2022, the Company announced the renewal of its NCIB to repurchase for cancellation up to

3,519,398

of its outstanding subordinate voting shares over a twelve-month period commencing on December 5, 2022 and ending no later than December 4, 2023 (the “Current NCIB”). As at January 31, 2023, no shares were repurchased under the Current NCIB.

Durin
g
 the twelve-month period ended January 31, 2023, the Company continued its share repurchases under the NCIB that was announced and started during the fiscal year ended January 31, 2022 (“Previous NCIB”, as defined hereafter). The Company repurchased
463,950
subordinate voting shares for a total consideration of $
47.2
million, of which $
3.1
million represents the carrying amount of the shares repurchased, $
45.9
million represents the amount charged to retained losses and $
1.8
million represents the gain recognized in net income.
As at January 31, 2022, a $47.2 million financial liability, with a corresponding amount in equity, was recorded in the consolidated statements of financial position in relation with the Current NCIB. This liability represented the value of subordinate voting shares expected to be repurchased by a designated broker under an automatic share purchase plan from February 1 st
to March 28, 2022. This automatic share purchase plan allows for the purchase of subordinate voting shares under pre-set
conditions at times when the Company would ordinarily not be permitted due to regulatory restrictions or self-imposed blackout periods. These subordinate voting shares are included in the outstanding subordinate voting shares as at January 31, 2022. During the year ended January 31, 2023, the Company recognized a gain of $1.8 million in financing income (loss of $21.3 million in financing costs for the year ended January 31, 2022) related to an automatic share purchase plan. The gain and loss represent the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

46

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	CAPITAL STOCK [CONTINUED]

a)	Normal course issuer bid program (“NCIB”) [continued]

On December 1, 2021, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,787,945 of its outstanding subordinate voting shares (“Previous NCIB”). Durin
g th
e year ended January 31, 2022, the Company repurchased for cancellation 525,200 subordinate voting shares for a total consideration of $52.8 million.
For the year ended January 31, 2022, of the total consideration of $331.0 million, $17.2 million represents the carrying amount of
the shares repurchased, $292.6 million represents the amount charged to retained losses and $21.3 million represents the loss recognized in net income.

b)	Substantial issuer bid offer (“SIB”)
On May 11, 2022, the Company repurchased for cancellation 2,427,184 subordinate voting shares following the completion of a SIB for a total consideration of $250.0 million, of which $16.1 million represents the carrying amount of the shares repurchased and $233.9 million represents the amount charged to retained losses. Prior to the completion of the SIB, Beaudier group converted 570,779 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased and cancelled as part of the SIB. The Company incurred $1.0 million of fees and expenses relating to the SIB, which were recorded in capital stock.
On July 27, 2021, the Company repurchased for cancellation 3,381,641 subordinate voting shares following the completion of a SIB for a total consideration of $350.0 million, of which $17.9 million represent the carrying amount of the shares repurchased and $332.1 million representing the amount charged to retained losses. Prior to the completion of the SIB, Beaudier group converted 936,692 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased and cancelled in the SIB. The Company incurred $0.8 million of fees and expenses relating to the SIB, which were recorded in capital stock.

c)	Dividend
During the year ended January 31, 2023, the Company declared four quarterly dividends of $0.16 per share for holders of its multiple voting shares and subordinate voting shares. The dividends were paid on April 18, 2022, July 14, 2022, October 14, 2022 and January 13, 2023 for a total consideration of $50.8 million to shareholders.
During the year ended January 31, 2022, the Company declared four quarterly dividends of $0.13 per share for holders of its multiple voting shares and subordinate voting shares. The dividends were paid on April 19, 2021, July 16, 2021, October 14, 2021 and January 14, 2022 for a total consideration of $43.1 million to shareholders.

47

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	STOCK OPTION PLAN
A reserve of 10,814,828 subordinate voting shares are available to be granted in stock options to officers and employees under the Company’s stock option plan. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year
term at the end of which the options expire.
Under the stock option plan existing prior to the initial public offering of the Company’s subordinate voting shares, the options vested or were eligible to vest in equal annual instalments on each of the five anniversary dates of the date of grant and were exercisable for a period of up to ten years from the grant date.
The following table summarizes the weighted-average fair value of options granted and the main assumptions that were used to calculate the fair value during the years ended January 31, 2023 and 2022:

	January 31, 2023	January 31, 2022
Weighted-average fair value at grant date	$40.67	$43.14
Weighted average assumptions used in the fair value models
Share price	$101.47	$109.67
Risk-free interest rate	2.47%	1.39%
Expected life	6.33 years	6.33 years
Expected volatility	40.28%	40.45%
Expected annual dividend per share	0.63%	0.47%
The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted. The expected volatility used in option pricing models is calculated based on historical volatility of similar listed entities.
The number of stock options varied as follows:

	Number of options	Weighted average exercise price
Balance as at February 1, 2021	4,503,122	$38.28
Granted	513,300	109.88
Forfeited/Cancelled	(38,350)	50.14
Exercised [a]	(1,668,032)	38.96
Balance as at January 31, 2022	3,310,040	48.90
Granted	589,500	103.15
Forfeited/Cancelled	(53,775)	61.53
Exercised [b]	(299,102)	38.47
Balance as at January 31, 2023	3,546,663	$58.60
[
a]
The weighted average stock price on these exercised stock options was $117.09.
[b]
The weighted average stock price on these exercised stock options was $101.46.

48

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian
dollars
, unless otherwise indicated]

20.	STOCK OPTION PLAN [CONTINUED]

The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2023:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$20 to $24	34,025	$20.38	3.3	34,025	$20.38
$24 to $28	1,249,101	26.67	7.1	479,201	26.69
$36 to $40	126,350	39.45	4.4	126,350	39.45
$40 to $44	36,650	40.50	5.4	36,650	40.50
$44 to $48	683,375	46.15	6.4	421,526	46.15
$60 to $64	308,562	62.69	5.4	308,562	62.69
$64 to $68	22,700	64.15	6.9	14,000	64.15
$68 to $72	8,700	69.50	7.6	4,200	69.50
$88 to $92	39,400	90.31	9.7	—	—
$104 to $108	542,600	104.07	9.2	—	—
$108 to $112	488,100	109.66	8.2	108,175	109.66
$120 to $124	7,100	123.03	8.6	1,775	123.03
Balance as at January 31, 2023	3,546,663	$58.60	7.2	1,534,464	$46.94
The following table summarizes information about stock options outstanding and exercisable, as at January 31, 2022:

	Outstanding			Exercisable
Exercise price range	Number of options	Weighted- average exercise price	Weighted- average remaining life (years)	Number of options	Weighted- average exercise price
$20 to $24	48,150	$20.39	4.3	48,150	$20.39
$24 to $28	1,399,426	26.67	8.0	216,226	26.74
$36 to $40	162,600	39.45	5.4	162,600	39.45
$40 to $44	49,575	40.42	6.5	38,100	40.49
$44 to $48	749,190	46.15	7.4	214,992	46.16
$60 to $64	350,374	62.69	6.4	190,986	62.69
$64 to $68	34,125	64.15	7.9	14,975	64.15
$68 to $72	9,000	69.50	8.6	2,250	69.50
$108 to $112	499,400	109.66	9.2	—	—
$120 to $124	8,200	123.03	9.6	—	—
Balance as at January 31, 2022	3,310,040	$48.90	7.7	888,279	$42.48
Share based compensation expense of $19.5 million for the year ended January 31, 2023 ($17.7 million for the year ended January 31, 2022) has been recorded in general and administrative expenses in the consolidated statements of net income.
As at January 31, 2023, the total unrecognized compensation cost related to unvested share-based payments tot
alled $22.0 million ($18.6 million as at January 31, 2022).

49

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

21.	SEGMENTED INFORMATION
Details of segment information were as follows:

For the year ended January 31, 2023	Powersports segment	Marine segment	Inter- segment eliminations	T ota l

Revenues	$9,544.8	$518.9	$(30.3)	$10,033.4
Cost of sales	7,087.7	476.6	(30.3)	7,534.0
Gross profit	2,457.1	42.3	—	2,499.4

Total operating expenses				1,132.3
Operating income				1,367.1

Financing costs				114.8
Financing income				(6.0)
Foreign exchange loss on long-term debt				92.4
Income before income taxes				1,165.9
Income tax expense				300.5

Net income				$865.4

For the year ended January 31, 2022	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$7,135.6	$531.5	$(19.2)	$7,647.9
Cost of sales	5,082.6	452.3	(19.2)	5,515.7
Gross profit	2,053.0	79.2	—	2,132.2

Total operating expenses				945.2
Operating income				1,187.0

Financing costs				128.9
Financing income				(3.8)
Foreign exchange gain on long-term debt				(14.8)
Income b ef ore income taxes				1,076.7
Income tax expense				282.1

Net income				$794.6

50

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

21.	SEGMENTED INFORMATION [CONTINUED]

The following table provides geographic information on Company’s revenues, property, plant and equipment, intangible assets and right-of-use
assets. The attribution of revenues was based on customer locations.

	Revenues		Property, plant and equipment, intangible assets and right-of-use assets
	Years ended		As at
	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
United States	$6,029.7	$4,185.2	$388.7	$277.1
Canada	1,556.4	1,321.2	912.0	736.4
Europe	1,238.9	1,230.1	223.2	90.4
Asia Pacific	738.1	567.2	122.6	109.9
Mexico	167.8	120.1	799.9	621.8
Austria	23.4	16.6	283.0	231.3
Other	279.1	207.5	2.6	2.6
	$10,033.4	$7,647.9	$2,732.0	$2,069.5

22.	EARNINGS PER SHARE

a)	Basic earnings per share
Details of basic earnings per share were as follows:

	Years ended
	January 31, 2023	January 31, 2022
Net income attributable to shareholders	$863.9	$793.9

Weighted average number of shares	79,382,008	82,973,284

Earnings per share - basic	$10.88	$9.57

b)	Diluted earnings per share
Details of diluted earnings per share were as
follows:

	Years ended
	January 31, 2023	January 31, 2022
Net income attributable to shareholders	$863.9	$793.9

Weighted average number of shares	79,382,008	82,973,284
Dilutive effect of stock options	1,564,094	2,286,236
Weighted average number of diluted shares	80,946,102	85,259,520

Earnings per share - diluted	$10.67	$9.31
The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on share value on the Toronto Stock Exchange for the period during which the options were outstanding.

51

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

23.	REVENUES
Details of revenues were as follows:

	Years ended
	January 31, 2023	January 31, 2022
Powersports
Year-Round Products	$4,827.1	$3,467.5
Seasonal Products	3,440.3	2,524.1
Powersports PA&A and OEM Engines	1,276.4	1,143.5
Marine	489.6	512.8
Total	$10,033.4	$7,647.9

24.	COST OF SALES
Cost of sales comprise costs of inventories sold, production overheads unallocated to inventories, warranty and distribution costs, costs related to sales programs that involve a free product or service delivered to clients, write-down of inventories, reversal of write-down of inventories, depreciation of property, plant and equipment, intangible assets, right-of-use
assets used to manufacture and net insurance gains related to inventory.
During the year ended January 31, 2023, the Company recorded $6,664.6 million of inventories in cost of sales ($4,930.5 million for the year ended January 31, 2022).

25.	GOVERNMENT ASSISTANCE
The Company’s government assistance, including tax credits, was as follows:

	Years ended
	January 31, 2023	January 31, 2022

Recorded against research and development expense	$40.5	$32.7
Recorded against other elements of operating income	4.2	3.3
	$44.7	$36.0

Recorded against the cost of property, plant and equipment	$14.1	$3.0
Recorded against the cost of intangibles	$0.5	$6.5

52

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

26.	OTHER OPERATING INCOME
Details of Other operating income were as follows:

	Years ended
	January 31, 2023	January 31, 2022

Foreign exchange gain on working capital elements	$(28.6)	$(6.2)
Loss on forward exchange contracts	22.7	5.9
Gain on lease termination	—	(8.7)
Other	(4.4)	(0.5)
Total	$(10.3)	$(9.5)

27.	FINANCING COSTS AND INCOME
Details of financing costs and financing income were as follows:

	Years ended
	January 31, 2023	January 31, 2022

Interest on long-term debt	$83.2	$46.3
Transaction costs on long-term debt	1.1	44.1
Interest on lease liabilities	5.4	7.2
Net interest on employee future benefit liabilities	4.6	4.9
Interest and commitment fees on revolving credit facilities	21.0	3.4
Other	(0.5)	23.0
Financing costs	114.8	128.9

Financing income	(6.0)	(3.8)
Net financing costs	$108.8	$125.1

53

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	INCOME TAXES

a)	Income tax expense
Details of income tax expense were as follows:

	Years ended
	January 31, 2023	January 31, 2022

Current income tax expense
Related to current year	$345.0	$284.6
Related to prior years	(11.0)	(2.9)
	334.0	281.7
Deferred income tax expense (recovery)
Temporary differences	(49.1)	3.6
Effect of income tax rate changes on deferred income taxes	(0.1)	(0.7)
Increase (decrease) in valuation allowance	15.7	(2.5)
	(33.5)	0.4
Income tax expense	$300.5	$282.1
The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Years ended
	January 31, 2023		January 31, 2022

Income taxes calculated at statutory rates	$309.0	26.5%	$285.3	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(1.8)		(5.9)
Effect of income tax rate changes on deferred income taxes	(0.1)		(0.7)
Increase (decrease) in valuation allowance	15.7		(2.5)
Recognition of income taxes on foreign currency translation	(12.5)		1.8
Recognition of income taxes on inflation	(9.4)		(2.9)
Permanent differences [a]	5.0		1.2
Other	(5.4)		5.8
Income tax expense	$300.5		$282.1
 [a]
The permanent differences result mainly from the foreign exchange (gain) loss on long-term debt denominated in U.S. dollars.
The
income tax statutory rate is
26.5%
for the year ended January 31, 2023 and 2022. The income tax statutory rate is the Bombardier Recreational Products Inc. combined rate applicable in jurisdictions in which it operates.

54

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	INCOME TAXES [CONTINUED]

b)	Deferred income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax assets (liabilities) were as follows, as at:

	January 31, 2023	January 31, 2022

Related to current assets and liabilities
Inventories	$75.3	$44.9
Investment tax credits receivable	(3.1)	(2.5)
Other current assets	(3.7)	(27.9)
Trade payables and accruals	16.3	18.8
Provisions	98.7	62.6
Other financial liabilities	13.2	6.2
Lease liabilities	10.8	7.3
Deferred revenues	18.4	55.7
Other financial asset	(15.8)	(2.9)
Other	(1.9)	1.0
	208.2	163.2
Related to non-current assets and liabilities
Property, plant and equipment	(71.5)	(62.2)
Intangible assets	(71.3)	(65.3)
Right-of-use assets	(43.1)	(33.5)
Provisions	26.7	19.0
Long-term debt	8.8	1.2
Lease liabilities	36.6	29.8
Deferred revenues	32.1	25.1
Employee future benefit liabilities	32.1	42.6
Other non-current liabilities	(7.7)	(1.7)
Other	2.4	(2.0)
	(54.9)	(47.0)
Related to non-capital losses carried forward	63.3	74.9
Related to capital losses carried forward	25.4	23.9
	242.0	215.0
Unrecognized tax benefits	(43.0)	(24.6)
Total	$199.0	$190.4
As at January 31, 2023, the Company had
non-capital
losses and capital losses available to reduce future taxable income.
As at January 31, 2023,
non-capital
losses amounted to $256.9 million ($296.7 million as at January 31, 2022), of which $220.3 million ($294.9 million as at January 31, 2022) is available to reduce future federal taxable income in the United States and $36.6 million ($1.8 million as at January 31, 2022) is available to reduce future taxable income in other tax jurisdictio
ns.

55

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

28.	INCOME TAXES [CONTINUED]

b)	Deferred income taxes [continued]

As at January 31, 2023, the balance of deductible capital losses amounted to $95.9 million ($90.3 million as at January 31, 2022) and are available to offset future taxable capital gains in Canada for an unlimited period of time.
As at January 31, 2023, the Company has $61.4 million in investment tax credits receivable, of which $51.0 million is refundable and $10.4 million is available to reduce income taxes in future periods (respectively $45.4 million, $35.7 million and $9.7 million as at January 31, 2022). The $10.4 million ($9.7 million as at January 31, 2022) is available to reduce future income taxes in the United States.
As at January 31, 2023 and 2022, deferred income taxes assets have been entirely recognized except for certain elements, consisting mainly of deductible capital losses carried forward, as the Canadian and Quebec taxation laws required those losses to be offset with available capital gains in order to be deductible.
In addition, deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries since either income taxes would not be applicable upon distribution of earnings or the Company determined that such earnings will be indefinitely reinvested. However, distribution in the form of dividends or otherwise from countries where earnings are indefinitely reinvested may be subject to income taxes.

29.	RELATED PARTY TRANSACTIONS
The Company had related party transactions during the years ended January 31, 2023 and 2022. The most significant transactions are described below and were made on an arm’s length basis, unless otherwise indicated.

a)	Transactions with key management personnel
Key management personnel of the Company, defined as employees with authority and responsibility for planning, directing and controlling the activities of the Company, are considered related parties to the Company. The key management personnel of the Company are its directors and the executive officers.
The Company incurred the following benefit expenses in relation with key management personnel:

	Years ended
	January 31, 2023	January 31, 2022

Current remuneration	$19.4	$25.1
Post-employment benefits	1.4	1.5
Stock-based compensation expense	9.7	9.3
Total	$30.5	$35.9

5 6

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

29.	RELATED PARTY TRANSACTIONS [CONTINUED]

b)	Due to Bombardier Inc., a company related to Beaudier group
Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company is committed to reimburse to Bombardier Inc. income taxes amounting to $22.7 million as at January 31, 2023 ($22.1 million as at January 31, 2022). The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States.

30.	FINANCIAL INSTRUMENTS

a)	Fair value
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.
In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

57

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	FINANCIAL INSTRUMENTS [CONTINUED]

a)	Fair value [continued]

The fair value, fair value level and valuation techniques and inputs were as follows:

		As at		As at
		January 31, 2023		January 31, 2022
	Fair value level	Carrying amount	Fair value	Carrying amount	Fair value	Valuation techniques and inputs
Restricted investments (Note 7)	Level 2	$ 12.9	$12.9	$14.3	$14.3	Discounted cash flows at a discount rate that reflects the current market rate for this type of investments at the end of the reporting period
Non-controlling interest liability (Note 16)	Level 3	$(20.8)	$(20.8)	$—	$—	Discounted cash flows. Future cash flows are estimated based on Pinion performance and a predetermined purchase price formula, discounted at a rate that reflects the credit risk of the Company
Derivative financial instruments Forward exchange contracts
Discounted
cash flows. Future cash flows are estimated
based on forward exchange rates (from observable
forward exchange rates at the end of the reporting period)
and contract forward rates, discounted at a rate that
reflects the credit risk of the
Company

Favourable (Unfavourable)	Level 2 Level 2	$16.1 (41.2)	$16.1 (41.2)	$10.0 (9.6)	$10.0 (9.6)
Interest rate cap	Level 2	$90.4	$90.4	$28.0	$28.0	Discounted cash flows. Future cash flows, which correspond to series of caplets, are estimated using the Normal valuation model and discounted at a rate that reflects credit market conditions
Total derivative financial instruments	Level 2	$65.3	$65.3	$28.4	$28.4

Term Facility (Note 17)	Level 1	$(2,611.4)	$(2,600.7)	$(1,891.1)	$(1,875.8)	Quoted bid prices in an active market
Term Loans (Not e 17)	Level 2	$(178.8)	$(184.2)	$(149.4)	$(156.1)	Discounted cash flows. Cash flows used for valuation are those contractually due and are discounted at a rate that reflects the credit risk of the Company

58

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	FINANCIAL INSTRUMENTS [CONTINUED]

a)	Fair value [continued]

For cash and cash equivalents, trade and other receivables, Revolving Credit Facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the consolidated statements of financial position or in the notes approximate the fair values of these items due to their short-term nature. During the years ended January 31, 2023 and 2022, no changes in fair value level classifications occurred.
Cash includes $10.2 million held by BRP Saint Petersburg LLC. This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

b)	Foreign exchange risk
The foreign exchange risk associated with financial instruments is defined by the risk that the future cash flows of a recorded financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk associated with financial instruments arises from financial instruments denominated in a currency other than the functional currency of the Company.
The Company’s significant foreign exchange risk exposure associated with financial instruments are with Credit Facilities, trade and other receivables, trade payables and accruals, lease liabilities and derivative financial instruments.
The table below presents the impact on consolidated net income and consolidated other comprehensive income of a variation of foreign exchange rates on financial instruments subject to foreign exchange risks as at January 31, 2023 and 2022:

	As at January 31, 2023			As at January 31, 2022
Increase (Decrease)	Percentage of Variation [a]	Impact on Net income	Impact on Other comprehensive income	Percentage of Variation [a]	Impact on Net income		Impact on Other comprehensive income
USD / CAD	5%	$37.8 [b]	$79.9	5%	$208.6	[b]	$55.2
Euro / CAD	5%	$32.6	$—	5%	$1.7		$—
Other	3%	$12.5	$3.3	3%	$4.7		$(0.4)
[a]
Based on variations that might exist at the closing dates.
[b]
Mainly from the long-term debt denominated in U.S. dollars.
The Company uses foreign exchange contracts to manage its foreign currency risks mainly on trade payables and certain other financial liabilities denominated in U.S. dollars and the Company uses short-term foreign exchange contracts to manage its daily cash position.
For currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly the U.S. dollar, the Australian dollar, the Swedish krona, the Norwegian krone and the British pound, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed.
As at January 31, 2023, the maximum length of time over which the Company is hedging its exposure to variability in future cash flow from anticipated sales is 24 months. All foreign exchange contracts used to hedge highly probable anticipated sales are recorded under the cash flow hedge model. The Company does not trade in derivative financial instruments for speculative purposes.

59

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

The following tables set out the notional amounts outstanding under hedging foreign exchange contracts, the carrying amount, the average contractual exchange rates and the settlement periods of these contracts:

	As at January 31, 2023
							Carrying amount
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]	Other financial assets	Other financial liabilities
Less than 1 year
	AUD	CAD	0.9161	AUD	176.2	$165.6	$—	$4.9
	GBP	Euro	1.1401	GBP	28.0	46.1	0.5	—
	NOK	Euro	0.0936	NOK	469.0	62.5	1.1	—
	SEK	Euro	0.0897	SEK	786.2	100.2	2.0	—
	USD	CAD	1.3333	USD	841.6	1,122.1	2.6	35.9
Between 12 and 24 months
	USD	CAD	1.3460	USD	405.0	540.0	8.1	—
[
a]
Exchange rates as at January 31, 2023 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

	As at January 31, 2022
							Carrying amount
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]	Other financial assets	Other financial liabilities
Less than 1 year
	AUD	CAD	0.9220	AUD	104.5	$93.7	$2.4	$—
	GBP	Euro	1.1757	GBP	26.3	44.8	—	0.6
	NOK	Euro	0.0992	NOK	623.9	88.9	0.1	—
	SEK	Euro	0.0994	SEK	806.6	109.7	4.7	—
	USD	CAD	1.2696	USD	817.5	1,037.8	2.0	—
Betw een 1 2 and 24 months
	USD	CAD	1.2812	USD	55.9	71.0	0.4	8.6
[a]
Exchange rates as at January 31, 2022 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

60

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

The following tables set out the notional amounts outstanding under foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts:

	As at January 31, 2023
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]
Less than 12 months
	AUD	CAD	0.9161	AUD	176.2	$165.6
	CAD	Euro	1.4554	Euro	14.4	20.8
	CAD	MXN	0.0710	MXN	111.1	7.9
	CAD	USD	1.3001	USD	143.8	191.8
	Euro	CAD	1.4572	Euro	261.9	379.1
	Euro	NOK	0.0930	NOK	99.9	13.3
	Euro	SEK	0.0893	SEK	102.0	13.0
	GBP	Euro	1.1401	GBP	28.0	46.1
	CAD	NZD	0.8606	NZD	1.2	1.0
	NOK	Euro	0.0936	NOK	606.0	80.8
	SEK	Euro	0.0895	SEK	1,057.8	134.8
	USD	CAD	1.3001	USD	1,098.0	1,464.0
Between 12 and 24 months
	USD	CAD	1.3460	USD	405.0	540.0
[a]
Exchange rates as at
Janua
ry 31, 2023 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

61

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Foreign exchange risk [continued]

	As at January 31, 2022
	Sell currency	Buy currency	Average rate	Notional amount		Canadian equivalent notional amount [a]
Less than 12 months
	AUD	CAD	0.9220	AUD	104.5	$93.7
	CAD	AUD	0.9031	AUD	7.2	6.5
	CAD	Euro	1.4288	Euro	101.9	145.1
	CAD	JPY	0.0110	JPY	25.0	0.3
	CAD	MXN	0.0613	MXN	72.0	4.4
	CAD	USD	1.2699	USD	163.9	208.1
	Euro	CAD	1.4284	Euro	158.1	225.1
	Euro	GBP	1.2005	Euro	0.8	1.1
	Euro	NOK	0.0992	NOK	102.1	14.6
	Euro	SEK	0.0957	SEK	98.4	13.4
	GBP	Euro	1.1757	GBP	26.3	44.8
	JPY	CAD	0.0111	JPY	55.3	0.6
	NOK	Euro	0.0992	NOK	623.9	88.9
	SEK	Euro	0.0992	SEK	883.7	120.2
	USD	CAD	1.2625	USD	835.3	1,060.5
Between 12 and 24 months
	USD	CAD	1.2812	USD	55.9	71.0
[a]
Exchange rates as at January 31, 2022 were used to translate notional amounts denominated in foreign currencies into Canadian dollars.

c)	Liquidity risk
Liquidity risk is defined as the Company’s e
xp
osure to the ris
k
of not being able to meet its financial obligations. The Company manages its liquidity risk by continuously monitoring its operating cash requirements and by the use of its funding sources to ensure its financial flexibility and mitigate its liquidity risk (see Note 31).
The following table summarizes the contractual maturities of the Company’s financial liabilities as at January 31, 2023:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,548.2	$—	$—	$—	$1,548.2
Long-term debt (including interest)	200.9	435.2	2,235.8	778.2	3,650.1
Lease liabilities (including interest)	50.3	81.9	43.3	44.2	219.7
Derivative financial instruments	41.2	—	—	—	41.2
Other financial liabilities	49.5	28.0	2.4	29.4	109.3
Total	$1,890.1	$545.1	$2,281.5	$851.8	$5,568.5

62

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

30.	FINANCIAL INSTRUMENTS [CONTINUED]

d)	Interest risk
The Company is exposed to the variation of interest rates on financial instruments mainly on its Credit Facilities. As at January 31, 2023, a 25 basis point increase would have resulted in an unfavourable impact of $7.6 million on consolidated net income and consolidated comprehensive income for the year ended January 31, 2023 (unfavorable $4.8 million as at January 31, 2022) while a decrease of a 0.25 percentage base point would have resulted in a favourable impact of $7.6 million (favourable $2.1 million as at January 31, 2022) on consolidated net income and consolidated comprehensive income for the year ended January 31, 2023 without considering the effects of hedging instruments. Percentage increases or decreases of interest rates above are based on changes that might exist at the consolidated statement of financial position dates and have been applied on the Company’s financial instruments subject to interest rate changes. To limit its exposure to interest rate increase, the Company entered into interest rate cap contracts.

e)	Credit risk
The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing agreements.
The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under dealer and distributor financing agreements does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring independent dealers’ and distributor credit.
The following table provides further details on receivables for which the Company considers to be exposed to credit risk as at January 31, 2023 and 2022:

	January 31, 2023	January 31, 2022

Trade and other receivables	$655.0	$465.7
Sales tax and other government receivables	(140.8)	(118.0)
Total exposed to credit risk	$514.2	$347.7

Not past due	$501.3	$339.6
Past due
Under 60 days	10.6	5.0
From 60 to 90 days	1.0	0.7
Over 90 days	4.9	6.8
Allowance for doubtful accounts	(3.6)	(4.4)
Total exposed to credit risk	$514.2	$347.7
The counterparties to the derivative financial instruments and restricted investments are all investment grade financial institutions, which the Company anticipates will satisfy their obligations under these contracts. Over the past years, the Company has not incurred significant losses related to credit risk on its financial assets.
As described in Note 32 a), the Company has provided financial guarantees to third party financing companies in case of dealers’ inability to meet their obligations under their financing agreements with the financing companies.

63

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

31.	CAPITAL MANAGEMENT
The Company’s primary uses of capital are for capital investments and working capital. Based on the current level of operations, management believes that cash on hand, cash flows from operations and available borrowings under the Credit Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements.
The Company’s capital is composed of long-term debt and shareholders’ equity. The Company’s aim is to maintain a level of capital that is adequate to meet several objectives, including an acceptable Leverage ratio in order to provide access to adequate funding sources to support current operations, pursue its internal growth strategy and maintain capital flexibility. The Company may repurchase subordinate voting shares for cancellation pursuant to a NCIB or SIB, issue capital stock, or vary the amount of dividends paid to shareholders.
The Company’s objective is to maintain a Leverage ratio of 3.5 or less, which was continuously achieved during the years ended January 31, 2023 and 2022.

32.	COMMITMENTS AND CONTINGENCIES
In addition to the commitments and contingencies described elsewhere in these consolidated financial statements, the Company is subject to the following (all amounts presented are undiscounted):

a)	Dealer and distributor financing arrangements
The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors.
The outstanding
financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $2,674.0 million and $1,319.4 million as at January 31, 2023 and 2022, respectively. The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows:

	Currency	January 31, 2023	January 31, 2022
Total outstanding as at	CAD	$2,674.0	$1,319.4
United States	USD	$1,480.6	$736.8
Canada	CAD	$472.1	$266.3
Europe	Euro	€63.3	€ 31.8
Australia and New Zealand	AUD	$145.0	$80.7

64

BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

32.	COMMITMENTS AND CONTINGENCIES [CONTINUED]

a)	Dealer and distributor financing arrangements [continued]

Under
the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. During the three-month period ended July 31, 2021, the Company renegotiated and regrouped some of its repurchase obligations for obligations that were held with the same third-party financing providers. Henceforth, the obligations are generally within a range of U.S. $14.0 million ($18.7 million) or 15% of the calendar year twelve-month average amount of financing outstanding under the financing agreements and U.S. $25.0 million ($33.3 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements ($167.7 million as at January 31, 2023).
The maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $186 million as at January 31, 2023 and $102 million as at January 31, 2022.
For the year ended January 31, 2023, the Company did not incur losses related to new and unused products repossessed by the finance companies (recovery of $0.5 million for the year ended January 31, 2022).
Substantially completed units financing
During the year ended January 31, 2022, the Company amended one of its dealer and distributor financing agreement in order to allow for the financing of the substantially completed units shipped at the Company’s dealers (“Substantially Completed Units”). The financing of those Substantially Completed Units are limited by certain financial thresholds. Under the amendment agreement, the Company’s dealers are required to comply with thresholds regarding the Substantially Completed Units shipped at the Company’s dealers (“Thresholds”).
As at January 31, 2023, the total maximum outstanding obligations of all dealers for substantially completed units could not exceed U.S. $400.0 million ($533.3 million). This limit is set to be gradually reduced to reach U.S. $300.0 million ($400.0 million) as of January 31, 2024
and nil as of April 30, 2024. The maximum outstanding obligations of any individual dealer at any time for Substantially Completed Units shall not exceed U.S. $18.0 million ($24.0 million). In addition, the maximum obligations by all dealers for seasonal products are limited to
U.S.
$50 million ($66.7 million) for snowmobiles as at April 30, 2023 and U.S

$50.0 million ($66.7 million) for PWC as January 31, 2024.
In th
e event one of the Thresholds is exceeded, the Company would be required to reduce the outstanding dealers’ financing by assuming their financing until compliance with Thresholds. The Substantially Completed Units stop being considered within the Thresholds limits when all the missing components are installed by the dealers. The Company was in compliance with the Thresholds as at January 31, 2023.

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BRP Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2023 and 2022
[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

32.	COMMITMENTS AND CONTINGENCIES [CONTINUED]

b)	Guarantees under various agreements

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties and which are customary in the industry, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements, and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses they incurred as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered as a consequence of the transaction.
The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability that stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company has not made any significant payments under such or similar indemnification agreements.
The Company shall indemnify directors and officers of the Company for various losses including, but not limited to, all costs to settle suits or actions due to association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to acts taking place during the period over which the indemnified party served as a trustee, director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated.

c)	Litigation
The Company intends to vigorously defend its position in litigation matters to which it is a party. Management believes the Company has recorded adequate provisions to cover potential losses in relation to pending legal actions. Additionally, the Company has a general liability insurance coverage for claims relating to injuries or damages incurred with the Company’s products. This insurance coverage limits the potential losses associated with legal claims related to product usage.
While the final outcome with respect to actions pending as at January 31, 2023 cannot be predicted with certainty, it is the management’s opinion that their resolution will not have material effects on the Company’s future results of operations or cash flows.

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